Exhibit 99.(d)(4)(B)

Schedule A
to

Sub-Advisory Agreement between
Park Avenue Institutional Advisers LLC and

Boston Partners Global Investors, Inc.

Dated August 8, 2016

Amended as of May 1, 2025

Series	Fee (as an annual percentage of average daily net assets of the Series):

Guardian Large Cap Disciplined Value VIP Fund	0.40% on the first $100 million in assets;
0.30% on the next $150 million in assets; and 0.25% on assets over $250 million

Guardian Small Cap Value Diversified VIP Fund	0.37%